

Cue Energy Resources Limited

A.B.N. 45 066 383 971

25th Floor
500 Collins Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9629 7577
Facsimile: (03) 9629 7318

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au



03050158

8 April 2003

SUPPL



SEC MAIL PROCESSING
RECEIVED
APR 16 2003
WASH. D.C. 180 SECTION

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Chief Financial Officer

PROCESSED
APR 24 2003
THOMSON FINANCIAL

Enc.

APPENDIX II

(Rule 10.10.4)

QUARTERLY REPORT OF CONSOLIDATED CASH FLOWS

Cue Energy Resources Limited

Quarterly Report of Consolidated Cash Flows in accordance with Listing Rule 10.10.4. These figures are based on accounts which are **unaudited**. If these figures are based on audited accounts, a statement is required of any material qualification made by the auditor. The Mining Issuer **does have** a formally constituted Audit Committee of the Board of Directors.	**Quarter Ended 31/3/03 $NZ 000**	**Year to Date (Nine Months) $NZ 000**
1. CASH FLOWS RELATING TO OPERATING ACTIVITIES		
a) Receipts from product sales and related debtors	1,829	5,652
b) Payments: for exploration and evaluation	(1,541)	(3,425)
for development	-	(419)
for production	(458)	(1,628)
for administration	(252)	(1,028)
c) Dividends received	-	1
d) Interest and other items of a similar nature received	19	94
e) Interest and other costs of finance paid	-	-
f) Income taxes paid	-	(138)
g) Other	-	-
h) **NET OPERATING CASH FLOWS**	(403)	(891)
2. CASH FLOWS RELATED TO INVESTING ACTIVITIES		
a) Cash paid for purchases of prospects	-	-
equity investments	-	-
other fixed assets	-	-
b) Cash proceeds from sale of prospects	-	-
equity investments	-	235
other fixed assets	6	6
c) Loans to other entities	-	-
d) Loans repaid by other entities	-	-
e) Other	-	-
f) **NET INVESTING CASH FLOWS**	6	241
3. CASH FLOWS RELATED TO FINANCING ACTIVITIES		
a) Cash proceeds from issues of shares, options, etc	-	-
b) Proceeds from sale of forfeited shares	-	-
c) Borrowings	-	-
d) Repayments of borrowings	-	-
e) Dividends paid	-	-
f) Other (provide details if material)	-	-
g) **NET FINANCING CASH FLOWS**	-	-
4. a) ***NET INCREASE (DECREASE) IN CASH HELD**	(397)	(650)
b) Cash at beginning of quarter/year to date	4,195	4,823
c) Exchange rate adjustments to Item 4(a) above	(169)	(544)
d) **CASH AT END OF QUARTER**	3,629	3,629

5. **NON-CASH FINANCING AND INVESTING ACTIVITIES**

a) Provide details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows.

N/A

b) Provide details of outlays made by other entities to establish or increase their shares in projects in which the reporting entity has an interest.

N/A

6. **FINANCING FACILITIES AVAILABLE**

Provide details of used and unused loan facilities and credit standby arrangements, adding such notes as are necessary for an understanding of the position.	Amount Available $NZ 000	Amount Used $NZ 000
	-	-
TOTAL	-	-

7. **ESTIMATED OUTLAYS FOR SPECIFIED QUARTERS**

	Current Quarter # $NZ 000	Following Quarter $NZ 000
a) Exploration and evaluation	2,735	1,745
b) Development	24	21
TOTAL	2,759	1,766

\# The outlays to be shown in this column are the estimates made for this quarter in the previous quarterly report. Where these estimates differ by more than 15% from the actual outlays reported in Item 1(b) of this report, provide an explanation of the reason(s) for these differences as an attachment to this report.

8. **RECONCILIATION OF CASH**

For the purposes of this statement of cash flows, cash includes:

Cash at the end of the quarter as shown in the statement of cash flows is reconciled to the related items in the amounts as follows:	Current Quarter $NZ 000	Previous Quarter $NZ 000
Cash on hand and at bank	56	14
Deposits at call	3,573	4,181
Bank overdraft		
Other (provide details)		
TOTAL = CASH AT END OF QUARTER [Items 4(d)/4(b)]	3,629	4,195

9. **CHANGES IN INTERESTS IN MINING TENEMENTS**

	Tenement Reference	Nature of Interest	Interest at Beginning Of Quarter	Interest at End of Quarter
a) Interests in mining tenements relinquished, reduced and/or lapsed	PPL 194	Working	100%	-
b) Interests in mining tenements acquired and/or increased	-	-	-	-

c) Where changes are reported in (a) and/or (b), an amended list of interests in mining tenements is to be attached to this statement.

10. ISSUED AND QUOTED SECURITIES AT END OF CURRENT QUARTER

Category of Securities	Note	Number Issued	Number Quoted	Par Value Cents	Paid-Up Value Cents
PREFERENCE SHARES:					
Of which issued during current quarter:		-	-	-	-
ORDINARY SHARES:		333,943,755	333,943,755	N/A	N/A
Of which issued during current quarter:		-	-	N/A	N/A
CONVERTIBLE NOTES:					
Of which issued during current quarter:		-	-	-	-
				Exercise Price AUD Cents	Expiry Date
OPTIONS:		500,000	-	8	02/05/04
		500,000	-	10	02/05/04
		500,000	-	12	02/05/04
		500,000	-	15	02/05/04
Of which issued during current quarter		-	-	-	-
		-	-	-	-
		-	-	-	-
		-	-	-	-
DEBENTURES					
- Totals only:		-	-	-	-
UNSECURED NOTES					
- Totals only:		-	-	-	-



Andrew Knox
Public Officer

8 April 2003

QUARTERLY REPORT OF CONSOLIDATED CASHFLOWS - QUARTER ENDED 31 DECEMBER 2002

ESTIMATED OUTLAYS FOR SPECIFIED QUARTERS

Exploration Variation

The variation in the quarter was due to variation in the exploration programme.

Development Variation

The variation in the quarter was due to variation in the development programme.

QUARTERLY REPORT OF CONSOLIDATED CASHFLOWS
- QUARTER ENDED 31 MARCH 2003

Amended List of Mining Tenements

PERMIT	OPERATOR	CUE INTEREST (%)
Petroleum Properties		
Indonesia		
Sampang PSC	Santos Asia Pacific Pty Ltd	15.0
Papua New Guinea		
PPL 189	Barracuda Pty Ltd	14.894
PPL 190	"	10.947
PDL 3	"	5.568892
PRL 9	"	14.894
SE Gobe Field Unit	Chevron Niugini Pty Ltd	3.285646
PRL 8	Oil Search Limited	10.72

QUARTERLY REPORT
FOR THE QUARTER ENDING 31 MARCH 2003

QUARTER HIGHLIGHTS

Papua New Guinea

- Retention lease granted over Kimu gas field
- Additional gas injection capacity commissioned in SE Gobe field
- Increased oil production rate from SE Gobe field
- Quarterly revenue from SE Gobe field was US$1,018,399

Indonesia

- Heads of Agreement signed for the sale of all Oyong gas to PT Indonesia Power at Grati.
- Oyong plan of development completed.
- Oyong front end engineering design and environmental impact statement studies begun, pipeline and platform location surveys undertaken.
- 1000km of infill 2D seismic acquired over candidates for 2003 wildcat drilling.

1. PRODUCTION

PDL 3 - SE Gobe Field, PNG (5.568892% interest)
Operator: Santos

SE Gobe Unit, PNG (3.285646 % interest, over lift interest 3.8565%)
Operator: Chevron

Cue's oil production revenue received during the quarter from the SE Gobe oil field in PNG was US$1,018,399 and equated to 31,499 barrels. Cue did not have any hedging arrangements in place during the quarter.

At the end of the quarter, the SE Gobe field was producing at a rate of approximately 10,500 - 11,000 barrels of oil per day (Cue's net interest is approximately 405 - 425 barrels of oil per day).

In February 2003, additional gas injection compression was commissioned and has allowed increased oil production rate.

2. DEVELOPMENT ACTIVITY

Sampang PSC – Madura Strait, East Java, Indonesia (15% Interest)
Operator: Santos

On 1 February 2003, a Heads of Agreement for a gas sale from the Oyong field was signed with PT Indonesia Power at Grati. The sale is for a minimum of 40 million cubic feet of gas per day, which will be delivered to Grati 60 km south west of Oyong, where Indonesia Power has an electricity generating facility. The payment for the sale, which is for all the gas reserves of the field, will be in US dollars.

The signing of the Heads of Agreement for the sale of the entire gas reserves of the Oyong field is a significant milestone for Cue, which has a 15% interest in the Production Sharing Contract through its 100% owned subsidiary Cue (Sampang) Pty Ltd.

The gas sale, with associated oil production is expected to provide Cue with cash flow over a period of several years and will compliment the revenue the company receives from the SE Gobe oil field in Papua New Guinea.

During the quarter, substantial progress was achieved towards the development of the Oyong field.

Front end engineering design and an environment impact assessment study began and pipeline route and platform location surveys were undertaken.

Negotiations proceeded on a Gas Sale Agreement which is expected to incorporate the terms of the Heads of Agreement

First gas production from the Oyong field is expected to begin in late 2004.

The field will be developed using a single centrally located platform with both oil and gas being transported to Grati in a multiphase 14 inch pipeline.

Oil and gas will be separated and processed onshore, where the gas will be delivered to Indonesia Power and the oil stored for export.

Finance

During the quarter, Cue began discussions with potential lenders who had expressed an interest in project financing Cue's A$25 million share of the estimated approximately US$100 million gross capital cost.

Background

Oyong was discovered in mid 2001 and has been delineated by the Oyong -1, -2 and -3 wells. The field has a 120 metre gas column underlain by a 38 metre oil column. The gas consists of mainly methane with approximately 1% carbon dioxide and no hydrogen sulphide. The oil is approximately 41^{0} API with no sulphur. The field is assessed to contain approximately 90 billion cubic feet of recoverable gas and an initial, conservative recovery of 5 million barrels of oil from the 80 million barrels of oil that are estimated to be in place.

The gas is planned to be produced from 2 centrally located production wells and the oil from 2 or 3 horizontal wells. The oil will be initially produced at moderate rates to determine reservoir performance with additional horizontal wells being drilled as required. Additional oil reserves may be produced, depending on field performance.

The Sampang PSC also contains a number of attractive undrilled prospects, one of which is assessed to have the potential to hold in excess of 2 trillion cubic feet of recoverable gas. 1000km of infill 2D seismic were acquired over a number of prospects in early 2003. This data is currently being evaluated. Cue expects that the two most attractive prospects are likely to be drilled in the third and fourth quarters of 2003.

3. EXPLORATION ACTIVITIES

PDL 3 - Papuan Basin, PNG (5.568892% Interest)
Operator: Santos

No exploration activity took place during the quarter in the SE Gobe licence.

PPL 189 - Papuan Basin, PNG (14.894% Interest)

PRL 9 - Papuan Basin, PNG (14.894% Interest)

Negotiations continued on the application for a new licence (APPL229) over nine graticular blocks to the east of the PRL9 Retention Licence over the Barikewa field.

PPL 190 - Papuan Basin, PNG (10.947% Interest)
Operator: Santos

During the quarter, Santos studied several development options for the Bilip -1 discovery which straddles the boundary of PDL-4 and PPL190.

Bilip -1 which was drilled in late 2002, encountered 15 metres of gas overlying a 16 metre oil column with an oil water contact, in the Iagifu sandstone in the hanging wall (upper closure) of the Bilip structure.

PRL 8 - Papuan Basin, PNG (10.72% Interest) (formerly PPL 193)

Operator: Oil Search

During the quarter, the Minister of Petroleum and Energy, Papua New Guinea granted a five year Retention Licence (PRL8) over the Kimu gas field. Cue holds a 10.72% interest in the Retention Licence and in the Kimu field which has been estimated by the operator to hold recoverable gas volumes in excess of 1 trillion cubic feet (Cue net share approximately 107 billion cubic feet).

PPL 194 - Papuan Basin, PNG (100% Interest)

Operator: Cue Energy

During the quarter, the Papua New Guinea Minister for Petroleum and Energy cancelled Petroleum Prospecting Licence PPL194 in the highlands of Papua New Guinea. The licence was held 100% by a Cue subsidiary, Toro Oil Company Pty Ltd.

A geological survey was undertaken by Cue over the NW Wage anticline in the north west of PPL194 in order to determine whether structural closure was likely to be present. The results of the survey proved negative and further high risk exploration in the area could not be justified. A proposal to undertake exploration in the central area of the licence was not approved by the Minister.

Sampang PSC – Madura Strait, East Java, Indonesia (15% Interest)

Operator: Santos

In January 2003, approximately 1000km of infill 2D seismic were acquired over a number of prospects that are candidates for 2003 exploration drilling. Two wildcat wells are expected to be drilled in the third and fourth quarters of 2003.

EP 363 Carnarvon Basin - Western Australia (10% buy back option)

Operator: Apache Energy

The Bob -1 exploration well was drilled in the permit in January 2003. The well encountered non commercial gas shows in Triassic sandstones and was plugged and abandoned.

By Order of the Board

Andrew Knox
Public Officer

8 April 2003